May 25, 2006



Mail Stop 4561


VIA U.S. MAIL AND FAX 1-503-7214-6501

Mr. R. Scott Stevenson
Chief Financial Officer
Fog Cutter Capital Group, Inc. and Subsidiaries
1410 SW Jefferson Street
Portland, OR 97201


RE:	Fog Cutter Capital Group, Inc. and Subsidiaries
Form 10-K for the year ended December 31, 2005
File no. 0-23911

Dear Mr. Stevenson:

      We have reviewed your letter filed on May 4, 2006 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the year ended December 31, 2005 and the quarter ended
March 31, 2006

1. We note your response to our prior comment number 1. In future filings, please include your accounting policy for recording minority interest to include the information provided to us in your response.

2. We note your response to our prior comment number 2. Based on your response, it appears that you should have recorded these properties as Held for Sale on your Consolidated Balance Sheets, regardless of whether the purchase and sale of properties are part of
your normal real estate operations.    Please confirm to us that
in
future filings you will record the sales of properties as Held for Sale on your Consolidated Balance Sheets.

3. We note your response to our prior comment number 3. Please confirm that you will include Schedule III in future filings.

4. We note your response to our prior comment number 5 and do not understand why you would not be required to apply Rule 5-03 of Regulation S-X. Therefore, please revise the presentation of your statements of operations to comply with Rule 5-03 of Regulation S-X in future filings. In doing so, please reclassify gains on sales of investment property and interest earned on non-operating assets, such as cash and loans to executive officers, as non-operating income. Again, please note the presentation of results on an operating segment basis should be limited to your SFAS 131 disclosure in the notes to the financial statements.

*    *    *    *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly
McCusker
at (202) 551-3433 or me at (202) 551-3414.

						Sincerely,



      Steven Jacobs
      Branch Chief



Mr. Stevenson
Fog Cutter Capital Group, Inc.
May 25, 2006
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